Exhibit 99.1

CHANGE OF AUDITOR NOTICE

PENN WEST PETROLEUM LTD.

(“Penn West”)

TO:	KPMG LLP (“KPMG”)

AND TO:	ERNST & YOUNG LLP (“E&Y”)

Penn West hereby gives notice, pursuant to section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), as follows:

1.	Following the completion of an auditor review process which included a request for proposals from various audit firms, the Audit Committee of Penn West’s Board of Directors (the “Board”) unanimously recommended to the Board that Penn West rotate auditors from KPMG to E&Y, upon the expiry of KPMG’s current term of office. On March 11, 2015, the Board unanimously approved the rotation of auditors from KPMG to E&Y for Penn West’s fiscal year ending December 31, 2015. Accordingly, KPMG will not be proposed for reappointment by shareholders at Penn West’s shareholders’ meeting (the “AGM”) to be held on May 13, 2015, but will continue to act as Penn West’s independent auditor until the expiry of its term of office at the close of the AGM.

2.	KPMG’s audit reports on Penn West’s annual consolidated financial statements for the two financial years preceding the date of this Notice, being the fiscal years ended December 31, 2014 and December 31, 2013, did not express a modified opinion.

3.	There have been no “reportable events” as defined in NI 51-102 involving Penn West and KPMG in connection with the audits of Penn West’s two most recently completed financial years or in connection with any subsequent period up to and including March 11, 2015.

DATED this 13th day of March, 2015.

PENN WEST PETROLEUM LTD.

Per:	/s/ David A. Dyck
David A. Dyck
Senior Vice-President and Chief Financial Officer